News release

4 December 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Announcement of Non-Discretionary Share Buyback Programme

Reed Elsevier PLC and Reed Elsevier NV (the “Companies”) announce that, following the conclusion of their £600 million share buyback programme in 2014, the Companies will, based on their strong financial position and cash flow characteristics, implement an additional irrevocable, non-discretionary programme to repurchase their respective ordinary shares up to the value of £100 million in total between 1 January 2015 and 25 February 2015, ahead of the Companies’ results announcement on 26 February 2015.  The ratio of the respective ordinary shares to be bought back by each of the Companies over the course of this period will be set by reference to the equalisation ratio and their respective issued share capital.  The Companies intend that shares purchased will be held in treasury.

Any share purchases will be made by the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares.  In addition, any share purchases effected by Reed Elsevier PLC will be in accordance with Chapter 12 of the Listing Rules and any share purchases effected by Reed Elsevier NV will be in accordance with the EU’s Buy-back and Stabilisation Regulation.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)207 166 5751

Mob : +44 (0)7824 520946

Paul Abrahams (Media)

Tel : +44 (0) 20 7166 5724